Exhibit 99.2

FOR IMMEDIATE RELEASE

JE Cleantech Holdings Limited Announces Closing of

Initial Public Offering

Singapore, April 26, 2022 – JE Cleantech Holdings Limited (Nasdaq: JCSE) (the “Company”), a Cayman Islands exempted company that is based in Singapore, today announced the closing of its firm commitment initial public offering of 3,020,000 ordinary shares (which includes 20,000 shares of the over-allotment) at a public offering price of $4.00 per share, for total gross proceeds of approximately $12.08 million before deducting underwriting discounts, commissions and other related expenses. Additionally, in connection with the initial public offering, a selling shareholder sold 750,000 ordinary shares at $4.00 per share, for total gross proceeds of $3.0 million before deducting underwriting discounts, commissions and other related expenses. The offering closed on April 26, 2022.

ViewTrade Securities Inc., a global provider of brokerage, investment banking, corporate, advisory and trading platform services, acted as the Lead Managing Underwriter and Sole Book-Running Manager for the offering.

A registration statement on Form F-1 (File No. 333-263457) relating to the securities being sold in this offering was declared effective by the Securities and Exchange Commission on March 31, 2022. The offering of these securities was made only by means of a prospectus, forming a part of the registration statement. A copy of the final prospectus related to the offering may be obtained, when available, from ViewTrade Securities, 7280 W Palmetto Park Rd, Suite 310, Boca Raton, Florida 33433, Attn: Prospectus Department, via email: IB@Viewtrade.com. In addition, a copy of the final prospectus relating to the offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the company designs, develops, manufactures and sells cleaning systems for various industrial end-use applications primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high pressure drying technology, high flow rate spray and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also has provided centralized dishwashing services, through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore.

About ViewTrade Securities, Inc.

ViewTrade Securities Incorporated, a US-registered broker dealer providing brokerage, trading, investment banking and advisory services for US retail investors and B2B to major financial institutions worldwide, including some of the largest institutions in their domestic markets. ViewTrade Securities’ Investment Banking Division offers capital raising and advisory services to growth-oriented companies both domestically and in emerging markets. For further information, please visit: http://www.ViewTrade.com.

Forward-Looking Statements

This press release contains forward-looking statements, including with respect to the expected closing of the Company’s proposed initial public offering. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ from the forward-looking statements, including those related to market and other conditions and that the conditions to the closing of the initial public offering may not be satisfied. The Company undertakes no obligation to update any such forward-looking statements after the date hereof to conform to actual results or changes in expectations, except as required by law.

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